Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

(Dollar amounts in millions, except ratios)	Nine Months Ended September 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,179	$1,364	$1,130	$948	$771	$717
Capitalized interest	(26)	(21)	(11)	(7)	(9)	(9)
Depreciation of capitalized interest	11	14	14	13	12	12
Dividends from less than 50%-owned companies carried at equity	5	9	17	11	19	9

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,169	$1,366	$1,150	$965	$793	$729

Fixed charges:
Interest on long-term and short-term debt	$123	$155	$163	$155	$151	$206
Capitalized interest	26	21	11	7	9	9
Rental expenses representative of an interest factor	28	32	32	29	31	32
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	1	—	1

Total fixed charges	$177	208	206	192	191	248
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—	(1)

Total fixed charges less preferred stock dividends	$177	$208	$206	$191	$191	$247

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$1,346	$1,574	$1,356	$1,157	$984	$977
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—	(1)

Total earnings less preferred stock dividends	$1,346	$1,574	$1,356	$1,156	$984	$976

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.6	7.6	6.6	6.0	5.2	3.9

RATIO OF EARNINGS TO FIXED CHARGES	7.6	7.6	6.6	6.1	5.2	3.9